EXHIBIT 12.1

	Six Months
	Ended September 30	Fiscal Year Ended March 31,
	2014	2014	2013	2012	2011
Earnings: (1)
Earnings before income taxes	130,363	181,804	84,096	21,912	16,762
Add: Fixed charges	7,869	18,171	15,791	17,769	18,291
Add: Amortization of capitalized interest and FIN 48 Interest	616	1,177	945	(367)	(932)
Add: Cash distributions from equity method investments	19,375	37,750	28,500	23,250	24,500
Subtract: Income from equity method investments	(21,851)	(37,811)	(32,507)	(28,528)	(24,233)
Total Earnings	136,372	201,091	96,825	34,036	34,388

Fixed Charges: (2)
Interest expense	7,607	17,646	15,467	17,530	17,995
Interest component of rent expense	262	525	324	239	296
Total Fixed Charges	7,869	18,171	15,791	17,769	18,291

Ratio of Earnings to Fixed Charges	17.3x	11.1x	6.1x	1.9x	1.9x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)

Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.